                                                  Filed by Caldera Systems, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933
                                 and deemed filed pursuant to Rule 14a-12 of the
                                                 Securities Exchange Act of 1934

                                         Subject Company:  Caldera Systems, Inc.
                                                   Commission File No. 000-29911


                              CALDERA SYSTEMS, INC.
                        2000 Q3 EARNINGS CONFERENCE CALL

ALAN HANSEN:

         Good Day everyone and welcome to the Caldera Systems Third Quarter Earnings Conference Call. Today's call is being recorded. Participating today are Ransom Love, President and Chief Executive Officer, and Alan Hansen, Chief Financial Officer. Please note that today we have issued a press release with our third quarter results of fiscal year 2000, which we will be discussing further in this call.

         I wish to point out to the participants on today's call that the information provided during this call will include forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Our performance is subject to significant risks and uncertainties that could cause our actual results to differ materially from those that may be projected. Some of these risks and uncertainties may be specifically mentioned on this call. These forward-looking statements are made only as of the date of this earnings-release conference call and Caldera Systems undertakes no obligation to update or revise the projections of revenue or earnings or other forward-looking statements whether as a result of new information, future events, or otherwise. Accordingly, you should not place undue reliance on these forward-looking statements. Potential risks and uncertainties include, without limitation, increased competition from companies offering Linux products at discounted prices; delays in new releases of open source products, such as the Linux kernel; our reliance on developers in the open source community; new and changing technologies and customer acceptance of those technologies; the Company's ability to compete effectively with other companies; failure of our brand to achieve the broad recognition necessary to succeed; unenforceability of the GNU general public license; our reliance on third party developers of components of our software offerings; claims of infringement of third-party intellectual property rights; and disruption in the Company's distribution sales channel. For a discussion of these and other risks, please see our filings with the SEC, including our recent filing on Form 10-Q.

         I now turn the call over to Ransom Love, President and Chief Executive Officer.

RANSOM LOVE:

         Good Afternoon. I'd like to welcome everyone to the Caldera Systems call today, and thank you for joining us in our second earnings report as a public company.

         I would like to begin by recounting some of our accomplishments for this third fiscal quarter:

         We formed a strategic alliance with InterLan Technologies, a premier managed technology infrastructure provider. InterLan selected Caldera Systems to provide the Linux operating systems in its state-of-the-art Internet Utility Center, as well as for QuickStart, an industry-first program that gets premium managed servers up and running the same day an order is placed.

         Caldera Systems also launched its LPI -based Linux certification and education programs and courseware--Caldera OpenLearning. OpenLearning is a series of comprehensive programs that include instructor-led training and multimedia courseware targeting eSolutions Providers (eSPs). eSPs are VARs, ISPs, ASPs, consultants, MIS professionals - essentially anyone providing eBusiness solutions for their customers.

         OpenLearning offers the new OpenLinux Solutions Series and three certification courses that support Linux Professional Institute Level One certification. Caldera OpenLearning Courseware is available through OpenLearning providers at 206 locations worldwide.

         This program was developed to address one of the impediments to the deployment of Linux--the lack of trained professionals.

         What sets Caldera Systems apart is we take education to eSPs through OpenLearning Providers worldwide. We don't expect people to come to our headquarters. Additionally, because our certification courses are industry-standard, we prepare users of any Linux distribution for LPI certification.

         While certification is important to many individuals and companies, many IT professionals haven't the time or need. What they want is solutions-oriented Linux training. Caldera Systems is filling that need.

         From its inception, Caldera Systems has focused on the needs of Linux Development Community.

         We believe that we have fulfilled this need with the announcement of the Linux 2.4 Technology Developer Release Preview which enables early software development with a beta version of the new Linux 2.4 kernel, Sun Microsystems' Java HotSpot technology and glibc 2.1.91. Caldera Systems is the first Linux solutions company to license Java, and Sun and Caldera have worked together to provide the most current Java technology to the Linux community developers.

         With the 2.4 Technology Preview, Caldera underscores its leadership as the first Linux for business company to license Java technology and the first to provide those tools to developers for the next generation of 2.4-based Linux solutions.

         Now applications that businesses depend on can be made available more readily when the new Linux and Java platforms are fully released. With over 30% of the Internet running on Linux today, it only makes sense to give them the tools they need for the next generation of Linux-based business solutions.

         Caldera Systems announced the pre-loading of OpenLinux eDesktop 2.4 on select models of the IBM ThinkPad A series and ThinkPad T series notebooks.

This is ideal for software developers and IT professionals, because the pre-configured notebooks dramatically cut the time needed to set-up and tune the system. OpenLinux eDesktop is high-performance client software optimized for the Internet. It includes powerful Internet-ready applications designed specifically to help end-users maximize the power of the Internet.

         This quarter, due to the delay of the newest release of the Linux kernel, the Linux Industry deeply discounted the prices of products in order to move inventory. We believe this has affected our revenue results for the quarter.

         Immediately following this third fiscal quarter, we announced an industry-changing event. Of course I refer to Caldera Systems proposed acquisition of the Santa Cruz Operations Server Software and Professional Services Divisions. We have focused the bulk of our time and attention during the third quarter to accomplish this acquisition and we are delighted with the new opportunities it provides for us and for our customers.

         We believe this acquisition will increase our ability to generate revenue and to grow the marketplace for Linux. We will gain access to a formidable distribution channel of more than 15,000 global partners. We also achieve global infrastructure from which to provide our customers an operating platform from the desktop to the largest enterprise needs. We may also deploy Linux training and support programs through the Professional Services Division global support and training infrastructure. These represent enormous opportunities for us as we proceed into the future.

         With that, I'll turn it over to Alan Hansen, our Chief Financial Officer to discuss in more detail our financial performance.

ALAN HANSEN:

         Thank you. The total revenue in the third quarter were $1,188,000 compared to revenue of $1,095,000 in the same period in fiscal 1999, representing growth of 9 percent. For the nine months ended July 31, 2000, revenue was $3,102,000 compared to $2,176,00 for the previous nine-month period, an increase of 43 percent.

         Revenues were split approximately 53/47 percent between product and related revenue and service revenue. Software revenue decreased 37 percent to $631,000 from $1,008,000 compared to the same period in fiscal 1999. We believe that these revenue results are due largely to the price discounting mentioned earlier. The primary components of software revenue were derived from sales of our eDesktop and eServer products.

         Services revenue of $557,000 increased 540 percent from the same period in the prior fiscal year and 134 percent from prior quarter. The primary components of services revenue were promotional fees as part of our electronic Linux marketplace program and education-related offerings.

         International revenue continues to increase and represented approximately 40 percent of total revenue for the quarter.

         DSO's are a favorable 66 days, net of reserves and allowances.

         Gross margin for the quarter was negative 4 percent, as a result of our own discounting of software products as well as from the increased percentage of services revenue where margins have historically been negative.

         Our operating expenses for the quarter were $8.8 million, which were slightly lower than anticipated. The total headcount is now 204 employees worldwide.

         Sales and marketing expenses for the quarter were $4.6 million and were in line with our operating plan. Our current headcount of sales representatives is currently on target with plan.

         Research and development expenses were $1.1 million, which was lower than plan due to lower-than-anticipated headcount totals as well as cost savings realized for localization efforts for international products. We are currently fortunate to utilize top-notch engineers, and will continue to seek out new talent to fulfill our R&D requirements.

         General and administrative expenses were $2 million and were within plan.

         Amortization of deferred compensation was $1 million and will continue at approximately this level for the next quarter.

         The net loss for the second quarter was $7.5 million or $.19 per share versus a net loss of $2.2 million or $.13 cents per share in the same period in the prior fiscal year. The net loss for the first nine months of fiscal 2000 was $32.3 million or $1.05 per share compared to $4.9 million of $.30 per share for the first nine months of fiscal 1999.

         Looking at the balance sheet, we have total cash and equivalents and short-term investments of $85.2 million with which to execute our strategic plan. We recognize that this is still the strongest aspect of our financial position at this time, placing us in a favorable position from which to drive growth.

         We will now be happy to answer any questions you may have.

Cautionary Note Regarding Forward-Looking Statements under the Private Securities Litigation Reform Act of 1995: Information in this release that involves Caldera's, SCO's and, assuming the acquisition of the SCO Server Software and Professional Services Divisions (the "Acquisition) is completed, the combined companies' expectations, beliefs, hopes, plans, intentions or strategies regarding the future are forward-looking statements that involve risks and uncertainties. These statements include statements about Caldera's, SCO's and the combined companies' strategies in the marketplace, their market positions and their relationships with customers. All forward-looking statements included in this release are based upon information available to Caldera and SCO as of the date of the release, and neither Caldera, SCO nor the combined companies assume any obligation to update any such forward-looking statement. These statements are not guarantees of future performance and actual results could differ materially from current expectations. Factors that could cause or contribute to such differences include, but are not limited to 1) the potential disruption of Caldera's and SCO's businesses that might result from employee or customer uncertainty, and lack of focus following announcement of the Acquisition in connection with integrating the operations of Caldera and SCO; 2) product integration risk due to overlapping products and technologies; 3) the possibility that the Acquisition might not be consummated; 4) the effects of the public announcement of the Acquisition on Caldera's and SCO's stock prices, their sales and operating results, their ability to attract and retain key personnel and the progress of certain of their development projects; 5) the risk that the announcement of the Acquisition could result in decisions by customers to defer purchases of products of Caldera or SCO; 6) the risk that redundancy in staffing and infrastructure could reduce efficiency and increase costs; 7) the difficulties of managing geographically dispersed operations; and 8) the risk that other benefits sought to be achieved by the Acquisition will not be achieved. These and other factors are risks associated with Caldera's and SCO's businesses that may affect their operating results and are discussed in SCO's Annual Report on Form 10-K for the fiscal year ended September 30, 1999 filed with the Securities and Exchange Commission ("SEC") on December 28, 1999 and Caldera's and SCO's quarterly reports on Form 10-Q filed with the SEC.Additional Information and Where to Find It: It is expected that Caldera will file a Registration Statement on SEC Form S-4 and Caldera and SCO will file a Joint Proxy Statement/Prospectus with the SEC in connection with the Acquisition, and that Caldera and SCO will mail a Joint Proxy Statement/Prospectus to stockholders of Caldera and SCO containing information about the Acquisition. Investors and security holders are urged to read the Registration Statement and the Joint Proxy Statement/Prospectus carefully when they are available. The Registration Statement and the Joint Proxy Statement/Prospectus will contain important information about Caldera, SCO, the Acquisition, the persons soliciting proxies relating to the Acquisition, their interests in the Acquisition, and related matters. Investors and security holders will be able to obtain free copies of these documents through the website maintained by the SEC at http://www.sec.gov. Free copies of the Joint Proxy Statement/Prospectus and these other documents may also be obtained from Caldera by directing a request through the Investors Relations portion of Caldera's Web site at http://www.caldera.com or by mail to Caldera Systems, Inc., 240 West Center Street, Orem, Utah 84057, attention: Investor Relations, telephone (801) 765-4999.In addition to the Registration Statement and the Joint Proxy Statement/Prospectus, Caldera and SCO file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information filed by Caldera or SCO at the SEC public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at any of the SEC's other public reference rooms in New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms.